May 11, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Doris Stacey Gama

Re: Regen Biopharma, Inc.

Amendment No 1 to Registration Statement on Form S-1

Filed May 2, 2023

File No. 333-271234

Dear Ms. Gama

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Regen Biopharma, Inc.., a Nevada corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form S-1, as amended (Registration No. 333-271234), be accelerated so that it will become effective at 9:00 AM Eastern Standard Time on May 12, 2023 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ David R.Koos

David R. Koos,

Chairman& CEO